Exhibit 99.3

Time Sensitive Materials

Depositary’s Notice of
Annual General Meeting of Shareholders of
Immunocore Holdings plc

ADSs:	American Depositary Shares.
ADS CUSIP No.:	45258D105.
RADS CUSIP No.:	4525D998.
ADS Record Date:	April 10, 2023.
Meeting Specifics:
Annual General Meeting of Shareholders to be held on
Tuesday, May 16, 2023 at 2:00 P.M. (British Summer Time) at the offices of Cooley (UK) LLP, 22 Bishopsgate, London EC2N 4BQ, United Kingdom and electronically via meetnow.global/IHCAGM2023 (the “Meeting”).

Meeting Agenda:	Please note that the Company’s Notice of Meeting and 2022 Annual Report are available on the Company's website at https://ir.immunocore.com.
ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on May 10, 2023.
Deposited Securities:	Ordinary Shares (the “Shares”) of Immunocore Holdings plc, a public limited company incorporated under the laws of England and Wales (the “Company”).
ADS Ratio:	One (1) Share to one (1) ADS.
Depositary:	Citibank, N.A.
Custodian of Deposited Securities:	Citibank, N.A., London Branch.
Deposit Agreement:	Deposit Agreement, dated as of February 9, 2021, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on May 10, 2023.

Note, that if you do not timely return the Voting Instructions to the Depositary, the Deposited Securities represented by your ADSs may nevertheless be voted upon the terms set forth in the Deposit Agreement.

The Company has announced that the Meeting will be held at the date, time, and location identified above. The information with respect to the Meeting and the ADS Voting Instructions contained herein and in any related materials may change after the date hereof as a result of a change in circumstances (e.g. an adjournment or cancellation of the Meeting, a change in location and/or manner of holding the Meeting). The Company intends to announce any material changes and updates via a Form 6-K filing with the U.S. Securities and Exchange Commission and on the Investors/Media section of its website at https://ir.immunocore.com. We encourage you to check the referenced Company website for any updates to the information with respect to the Meeting and the Voting Instructions. Please note that the Company’s Notice of Meeting and 2022 Annual Report are available on the Company's website at https://ir.immunocore.com.

As set forth in Section 4.10 of the Deposit Agreement, Holders of record of ADSs, as of the close of business on the ADS Record Date, will be entitled, sub- ject to applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company, and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs.

Holders of ADSs wishing to give Voting Instructions to the Depositary must sign, complete, and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

The Depositary has been advised by the Company that under the Articles of Association of the Company voting at any meeting of shareholders is by poll.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under any applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs in accordance with the voting instructions received from the Holders of ADSs. If the Depositary does not receive voting instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (i) the Company does not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of Deposited Securities may be adversely affected.

Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted, except as otherwise contemplated in the Deposit Agreement. Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contem- plated in the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions.

Notwithstanding anything else contained in the Deposit Agreement, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company, and the Depositary are set forth in its entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at (877)248-4237.

Citibank, N.A., as Depositary